Registration Statement No. 333-237342

Filed Pursuant to Rule 424(b)(3)

Prospectus Addendum, dated July 15, 2020 to the Amended Pricing Supplement dated October 2, 2019, the Prospectus Supplement dated April 27, 2017 and the Prospectus dated April 27, 2017

Dorsey Wright MLP Index ETNs due December 10, 2036

This prospectus addendum relates to the above-captioned notes that Bank of Montreal has issued. We will use this prospectus addendum, and the pricing supplement and prospectus supplement, in connection with the continuous offering of the notes. The notes were initially registered under registration statements that we previously filed. When we initially registered the notes, we prepared a prospectus supplement, referred to as the “original prospectus supplement” relating to the notes. The original prospectus supplement is accompanied by a “base” prospectus.

The notes are listed on the Nasdaq National Market under the symbol “BMLP.” The CUSIP number for the notes is 063679104.

We have prepared a new “base” prospectus dated April 20, 2020. This new base prospectus replaces the previous base prospectus relating to the notes. Because the terms of the notes otherwise have remained the same, we are continuing to use the original prospectus supplement. Accordingly, you should read the original prospectus supplement for the notes, together with the new base prospectus. When you read these documents, please note that all references in the original prospectus supplement to the base prospectus or to any sections of the prior base prospectus, should refer instead to the new base prospectus, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website link in the original pricing supplement to the base prospectus, you should use the following website link to access the new base prospectus dated April 20, 2020: https://www.sec.gov/Archives/edgar/data/927971/000119312520112240/d903160d424b2.htm. In addition, please disregard the table of contents for the base prospectus dated as of a date prior to April 20, 2020 that is provided in the original prospectus supplement or original pricing supplement for the notes. A table of contents for the new base prospectus is provided on page 1 of the new base prospectus.

We may use this pricing supplement addendum in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement addendum relating to the notes in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement addendum is being used by BMOCM in a market-making transaction.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area (the “EEA”) or the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

BMO Capital Markets

About the Index

The sponsor of the Index has indicated that, effective with the monthly rebalancing scheduled to occur in July 2020, the minimum market capitalization would be reduced to $250 million. The full index methodology may be found at the following link: https://indexes.nasdaqomx.com/Index/Overview/DWAMLP. Information on that website is not included or incorporated by reference in this document.

Supplemental U.S. Federal Income Tax Disclosure

The following supplements and updates the discussion under “—U.S. Federal Income Tax Consequences” in the accompanying pricing supplement and is intended to be read in conjunction with the discussion therein.

As discussed in the accompanying pricing supplement, under current Internal Revenue Service guidance under Section 871(m) of the Code, withholding on “dividend equivalent” payments, if any, only will apply to notes issued prior to January 1, 2023 if such notes are “delta-one” instruments. Based on our determination that the notes covered by this pricing supplement addendum are delta-one instruments, non-U.S. holders of those notes will be subject to withholding on dividend equivalent payments, if any, under such notes. We will not pay additional amounts in respect of any dividend equivalent withholding.

As discussed in the accompanying pricing supplement, the Internal Revenue Service and Treasury Department had delayed the application of FATCA withholding to gross proceeds. Proposed regulations indicate an intent to eliminate FATCA withholding on the gross proceeds from the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the notes.